UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

Cumulus Media Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

231082108
(CUSIP Number)

Barry S. Volpert
Crestview Partners II GP, L.P.
667 Madison Avenue
New York, NY 10065
(212) 906-0700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Kenneth M. Schneider, Esq.
Neil Goldman, Esq.
Paul, Weiss, Wharton, Rifkind & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231082108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Crestview Radio Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,890,444
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,890,444
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,890,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 231082108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Crestview Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,890,444
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,890,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,890,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 231082108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Crestview Partners II (TE), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,890,444
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,890,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,890,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 231082108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Crestview Partners II (FF), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,890,444
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,890,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,890,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 231082108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Crestview Offshore Holdings II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,890,444
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,890,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,890,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 231082108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Crestview Offshore Holdings II (FF Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,890,444
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,890,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,890,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 231082108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Crestview Offshore Holdings II (892 Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,890,444
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,890,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,890,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 231082108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Crestview Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,890,444
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,890,444
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,890,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.      Security and Issuer.

The security to which this statement relates is Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Cumulus Media Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 3280 Peachtree Road, N.W., Suite 2300, Atlanta, GA 30305.

Item 2.      Identity and Background.

The names of the persons filing this statement are Crestview Radio Investors, LLC (“Crestview Radio Investors”), Crestview Partners II, L.P. (“DE Fund”), Crestview Partners II (TE), L.P. (“TE Fund”), Crestview Partners II (FF), L.P. (“FF Fund”), Crestview Offshore Holdings II (Cayman), L.P. (“Cayman Fund”), Crestview Offshore Holdings II (FF Cayman), L.P. (“FF Cayman Fund”), Crestview Offshore Holdings II (892 Cayman), L.P. (“892 Cayman Fund,” and together with DE Fund, TE Fund, FF Fund, Cayman Fund and FF Cayman Fund, the “Crestview Funds”) and Crestview Partners II GP, L.P. (“Crestview GP,” and together with Crestview Radio Investors and the Crestview Funds, the “Reporting Persons” and each, a “Reporting Person”).  Crestview GP serves as the general partner of the Crestview Funds.  The general partner of Crestview GP is Crestview, L.L.C.  Each of the Crestview Funds is a private investment fund and a member of Crestview Radio Investors, which is a special purpose investment vehicle.  DE Fund, TE Fund, FF Fund, Cayman Fund, FF Cayman Fund and 892 Cayman Fund are 74.5%, 2.4%, 4.1%, 11.4%, 1.3% and 6.3% members, respectively, in Crestview Radio Investors, which is the record owner of 56,113,946 shares of Class A Common Stock and a warrant to purchase 7,776,498 shares of Class A Common Stock.  The address of the principal office of each of the Reporting Persons and Crestview, L.L.C. is 667 Madison Avenue, New York, New York 10065.

During the last five years, none of persons identified in this Item 2 has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of DE Fund, TE Fund, FF Fund and Crestview GP is a Delaware limited partnership.  Each of Cayman Fund, FF Cayman Fund and 892 Cayman Fund is an exempted limited partnership organized under the laws of Cayman Islands.  Each of Crestview Radio Investors and Cresview, L.L.C. is a Delaware limited liability company.

Item 3.      Source and Amount of Funds or Other Consideration.

On September 16, 2011, Crestview Radio Investors purchased 51,843,318 shares of the Class A Common Stock and a warrant to purchase 7,776,498 shares of Class A Common Stock at an exercise price of $4.34 per share (the “Class A Warrant”).  The source of funds for such purchase was Crestview Radio Investors’ working capital (funds available for investment).  In addition, Crestview Radio Investors purchased 4,270,628 shares of the Class A Common Stock in a series of open market transactions during the last 10 days.  The aggregate purchase price for such 4,270,628 shares of the Class A Common Stock was $12,055,901, which full amount was paid by Crestview Radio Investors from its working capital (funds available for investment and available lines of credit).  Except as otherwise stated above, no borrowed funds were used to purchase any shares of the Class A Common Stock or the Class A Warrant.

Item 4.      Purpose of Transaction.

The information set forth in Items 3, 5 and 6 hereof is hereby incorporated by reference into this Item 4.

The shares of Class A Common Stock and the Class A Warrant held by the Reporting Persons were acquired as described in Item 3 hereof.  The Class A Common Stock and the Class A Warrant were acquired by the Reporting Persons for the purpose of investing in the Issuer’s securities.

The Stockholders’ Agreement, dated September 16, 2011, by and among Crestview Radio Investors, the Issuer and certain other stockholders of the Issuer (the “Stockholders’ Agreement”) provides that, effective as of September 16, 2011, the size of the Issuer’s board of directors (the “Board”) shall be increased to seven members and that the Issuer shall appoint Mr. Jeffrey Marcus and Mr. Arthur J. Reimers, each having been designated by Crestview Radio Investors (“Crestview Directors”), to the Board.  The Stockholders’ Agreement also provides that, for so long as Crestview Radio Investors is the Issuer’s largest stockholder, it will have the right to have one of its designees, who shall meet the definition of an independent director and who is elected to the Board, and is selected by it, appointed as the “lead director” of the Board.  As of September 16, 2011, Mr. Marcus has been appointed as lead director of the Board.  Pursuant to the Stockholders’ Agreement, certain stockholders have agreed with the Issuer, subject to the terms therein, to vote all of the shares of the Issuer’s voting securities beneficially owned by them in favor of the persons designated as nominees for election to the Board by Crestview Radio Investors.  Crestview Radio Investors (i) shall only have the right to designate one individual as a nominee for election to the Board upon such time as it ceases to have ownership of at least 38,882,488 shares of the Class A Common Stock and (ii) shall cease to have the right to designate any nominee for election to the Board upon such time as it (x) ceases to have ownership of at least 25,951,659 shares of the Class Common Stock or (y) owns more than 10% of the outstanding equity of any Competing Entity (as such term is defined in the Stockholders’ Agreement) together with its affiliates.

Upon the death, disability, retirement, resignation or removal (with or without cause) of any director nominated by Crestview Radio Investors, Crestview Radio Investors will be entitled to designate the replacement director for such director.

As the Crestview Directors, Mr. Marcus, a Managing Director of Crestview, L.L.C., and Mr. Reimers serve on the Board and in such capacity may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on the Reporting Persons’ ongoing evaluation of the Issuer, prevailing market conditions and economic conditions and/or other investment considerations, Crestview Radio Investors may acquire additional shares of the Class A Common Stock in one or more open market transactions, private transactions and/or pursuant to a 10b5-1 plan.  The timing and amount of such acquisitions will depend on the conditions and considerations described in the preceding sentence.  Crestview Radio Investors’ acquisition of additional shares of the Class A Common Stock is subject to applicable legal restrictions and the Stockholders’ Agreement, which provides that Crestview Radio Investors cannot beneficially own more than 64,804,148 shares of the Class A Common Stock, as further described in Item 6 below.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to the Stockholders’ Agreement and any applicable restrictions under law or other contracts) to at any time or from time to time (A) purchase or otherwise acquire additional shares of the Class A Common Stock or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions; (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities; and/or (D) encourage (including, without limitation, through their designees on the Issuer’s board of directors and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer; existing or potential strategic partners; industry analysts; and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing); (ii) changes to the Issuer’s capitalization or dividend policy; (iii) changes to the present Board, including changes to the number or term of Board members or filling existing vacancies on the Board; (iv) changes to the Issuer’s by-laws; and (v) other changes to the Issuer’s business or structure.

Item 5.      Interest in Securities of the Issuer.

(a)           Amount beneficially owned:

As of September 26, 2011, the Reporting Persons beneficially owned 63,890,444 shares of the Class A Common Stock.  Such shares constitute 50.2% of the outstanding shares of the Class A Common Stock, based on (i) 119,433,260 shares of the Class A Common Stock outstanding as of September 16, 2011 as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 22, 2011, plus (ii) 7,776,498 shares of the Class A Common Stock, which may be acquired upon exercise of Class A Warrant.

Crestview GP is the general partner of each of the Crestview Funds.  Each of the Crestview Funds is a member of Crestview Radio Investors.  DE Fund, TE Fund, FF Fund, Cayman Fund, FF Cayman Fund and 892 Cayman Fund are 74.5%, 2.4%, 4.1%, 11.4%, 1.3% and 6.3% members, respectively, in Crestview Radio Investors, which is the record owner of 63,890,444 shares of Class A Common Stock and the Class A Warrant to purchase 7,776,498 shares of Class A Common Stock.

Each Reporting Person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote

See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition of

See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the disposition of

 See item 10 on Cover Pages to this Schedule 13D.

(c)           Other than in connection with the purchases during the period between September 16, 2011 and September 26, 2011, the persons identified in Item 2 of this Schedule 13D have not effected any transaction in shares of the Class A Common Stock during the preceding 60 days.

(d)           Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of the Class A Common Stock owned by the Reporting Persons.

 (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A.           Investment Agreement

Pursuant to the Amended and Restated Investment Agreement, dated April 22, 2011, by and among Crestview Radio Investors, the Issuer, MIHI LLC and UBS Securities LLC (the “Investment Agreement”), Crestview Radio Investors agreed to purchase up to $250 million in shares of the Class A Common Stock, and the Class A Warrant.  Crestview Radio Investors’ investment amount was subsequently reduced to $225 million upon written notice by the Issuer in accordance with the terms of the Investment Agreement.  Crestview Radio Investors’ investment of $225 million in shares of the Class A Common Stock, the issuance of Class A Warrant and the other transactions contemplated by the Investment Agreement were consummated on September 16, 2011.

B.           Stockholders’ Agreement

The Stockholders’ Agreement sets forth certain rights and obligations of Crestview Radio Investors as a stockholder which, together with its controlled affiliates, beneficially owns 15% or more of the Issuer’s outstanding common stock (a “Significant Stockholder”).

Board Representation

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Transfer Restrictions and Standstill Restrictions

Pursuant to the Stockholders’ Agreement, so long as Crestview Radio Investors remains a Significant Stockholder, it may not, until September 16, 2018, directly or indirectly, acquire, agree to acquire or make a proposal to acquire beneficial ownership of any additional securities of the Issuer not owned by Crestview Radio Investors as of September 16, 2011, subject to certain exceptions.  The Stockholders’ Agreement also provides that, until September 16, 2018, Crestview Radio Investors, so long as it remains a Significant Stockholder of the Issuer, will not, or will not permit any of its affiliates to, engage in any transaction or series of transactions that would constitute a going-private transaction of the Issuer, subject to certain exceptions.  The Stockholders’ Agreement also provides that, subject to certain exceptions, Crestview Radio Investors, so long as it remains a Significant Stockholder of the Issuer, will not transfer its common stock or warrants of the Issuer to a person or group that is, to the knowledge of Crestview Radio Investors, a specified competitor of the Issuer or that, following such transfer, would beneficially own greater than 10% of the Issuer’s common stock.  The Stockholders’ Agreement contains significant restrictions on the transferability of securities of the Issuer held by Crestview Radio Investors for a period of 18 months following the closing of the equity investment by Crestview Radio Investors on September 16, 2011, subject to certain exceptions.  In addition, pursuant to and during the term of the Stockholders’ Agreement, Crestview Radio Investors is restricted from exercising the Class A Warrant or buying shares of the Issuer’s common stock if such exercise or purchase would cause Crestview Radio Investors to beneficially own more than 64,804,148 shares of the Issuer’s common stock.

Not a Group

In accordance with the terms of the Stockholders’ Agreement, Crestview Radio Investors disclaims any beneficial ownership by virtue of the Stockholders’ Agreement of the Issuer’s securities owned by the other stockholders that are parties to the Stockholders’ Agreement.

In addition, pursuant to the Stockholders’ Agreement, Crestview Radio Investors, the Issuer and the other stockholders of the Issuer who are parties to the Stockholders’ Agreement have acknowledged that the arrangements contemplated by the Stockholders’ Agreement are not intended to constitute the formation of a Group (as such term is defined in Section 13(d)(3) of the Act).

C.           Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated as of September 16, 2011, by and among the Issuer, Crestview Radio Investors, UBS Securities LLC, and certain other stockholders of the Issuer listed on the signature pages thereto (the “Registration Rights Agreement”), commencing on March 16, 2013, Crestview Radio Investors has the right to demand that the Issuer prepare, file and cause to be declared effective with the SEC up to three registrations with respect to Crestview Radio Investors’ shares of the Class A Common Stock, provided that each request for registration provides for a minimum of $50 million in gross proceeds.  In addition, for so long as the Issuer is eligible to file registration statements on Form S-3, Crestview Radio Investors has the right to demand that the Issuer file a shelf registration statement providing for the registration for resale of the shares of Class A Common Stock issued to Crestview Radio Investors on September 16, 2011, and certain additional shares of Class A Common Stock that Crestview Radio Investors may acquire, subject to certain limitations as to timing and amounts thereof, and the Issuer has agreed to use its commercially reasonable efforts to have any such shelf registration statement declared effective within 18 months of the closing of the equity investment by Crestview Radio Investors on September 16, 2011.

The Registration Rights Agreement also provides for unlimited piggyback registration rights for Crestview Radio Investors and includes other customary provisions relating to, among other things, cutback priorities, standoffs, suspension periods and indemnification.

D.           Warrant

Pursuant to the Investment Agreement and the Class A Warrant, the Class A Warrant is exercisable until September 16, 2021, and the exercise price of $4.34 per share is subject to standard weighted average adjustments in the event that the Issuer subsequently issues additional shares of common stock or common stock derivatives for less than the fair market value per share as of the date of such issuance or sale.  In addition, the number of shares of Class A Common Stock issuable upon exercise of the Class A Warrant, and the exercise price of the Class A Warrant, is subject to adjustment in the case of stock splits, dividends and the like.

E.            Joint Filing Agreement

On September 26, 2011, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

 The summary contained in this Schedule 13D of certain provisions of the Investment Agreement,  Stockholders’ Agreement, Registration Rights Agreement, Warrant and Joint Filing Agreement (collectively, the “Agreements”) is qualified in its entirety by reference to the respective Agreement.

A copy of each of the Agreements is attached hereto as Exhibits 1, 2, 3, 4 and 5 incorporated herein by reference.

Except for the Agreements as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.      Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated September 26, 2011, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2
Amended and Restated Investment Agreement, dated as of April 22, 2011, by and among Crestview Radio Investors, LLC, Cumulus Media Inc., MIHI LLC and UBS Securities LLC (filed as Exhibit 10.1 to the Issuer’s Form 8-K (File No. 000-24525) filed with the SEC on April 25, 2011 and incorporated herein by reference).

Exhibit 3
Stockholders’ Agreement, dated as of September 16, 2011, by and among Crestview Radio Investors, LLC, Cumulus Media Inc., BA Capital Company, L.P., Banc of America Capital Investors SBIC, L.P., Blackstone FC Communications Partners L.P., Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr., DBBC, L.L.C., MIHI LLC and UBS Securities LLC (filed as Exhibit 10.6 to the Issuer’s Form 8-K (File No. 000-24525) filed with the SEC on September 22, 2011 and incorporated herein by reference).

Exhibit 4
Registration Rights Agreement, dated as of September 16, 2011, by and among Crestview Radio Investors, LLC, Cumulus Media Inc., UBS Securities LLC, Global Undervalued Securities Master Fund, L.P., BHR Master Fund, Ltd., BHR OC Master Fund, Ltd., Ares Enhanced Credit Opportunities Fund Ltd., Ares Special Situations Fund, L.P., Ares Special Situations Fund III, L.P., Ares Strategic Investment Partners Ltd., Ares Strategic Investment Partners III, L.P. and Ares Special Situations Fund I-B, L.P. (filed as Exhibit 10.5 to the Issuer’s Form 8-K (File No. 000-24525) filed with the SEC on September 22, 2011 and incorporated herein by reference).

Exhibit 5
Warrant, dated as of September 16, 2011, issued by Cumulus Media Inc. to Crestview Radio Investors, LLC (filed as Exhibit 4.5 to the Issuer’s Form 8-K (File No. 000-24525) filed with the SEC on September 22, 2011 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           September 26, 2011

CRESTVIEW RADIO INVESTORS, LLC

By:	Crestview Partners II, L.P., its managing member

By:	Crestview Partners II GP, L.P., its general partner

By:	Crestview, L.L.C., its general partner

By:	/s/ Evelyn C. Pellicone
Name:	Evelyn C. Pellicone
Title:	Chief Financial Officer

CRESTVIEW PARTNERS II, L.P.
CRESTVIEW PARTNERS II (FF), L.P.
CRESTVIEW PARTNERS II (TE), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (CAYMAN), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (FF CAYMAN), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (892 CAYMAN), L.P.

By:	Crestview Partners II GP, L.P.,
the general partner of each limited partnership above

By:	Crestview, L.L.C., its general partner

By:	/s/ Evelyn C. Pellicone
Name:	Evelyn C. Pellicone
Title:	Chief Financial Officer

CRESTVIEW PARTNERS II GP, L.P.

By:	Crestview, L.L.C., its general partner

By:	/s/ Evelyn C. Pellicone
Name:	Evelyn C. Pellicone
Title:	Chief Financial Officer

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree (i) to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A common stock, $0.01 par value per share, of Cumulus Media Inc. and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii) of the Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this September 26, 2011.

CRESTVIEW RADIO INVESTORS, LLC

By:	Crestview Partners II, L.P., its managing member

By:	Crestview Partners II GP, L.P., its general partner

By:	Crestview, L.L.C., its general partner

By:	/s/ Evelyn C. Pellicone
Name:	Evelyn C. Pellicone
Title:	Chief Financial Officer

CRESTVIEW PARTNERS II, L.P.
CRESTVIEW PARTNERS II (FF), L.P.
CRESTVIEW PARTNERS II (TE), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (CAYMAN), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (FF CAYMAN), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (892 CAYMAN), L.P.

By:	Crestview Partners II GP, L.P.,
the general partner of each limited partnership above

By:	Crestview, L.L.C., its general partner

By:	/s/ Evelyn C. Pellicone
Name:	Evelyn C. Pellicone
Title:	Chief Financial Officer

CRESTVIEW PARTNERS II GP, L.P.

By:	Crestview, L.L.C., its general partner

By:	/s/ Evelyn C. Pellicone
Name:	Evelyn C. Pellicone
Title:	Chief Financial Officer